===============================================================================

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                         --------------------

                               FORM 11-K

(Mark One)

 ( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the fiscal  year ended December 31, 1997

                                  OR

 (   )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from ---------------- to -----------------------

                  Commission file number    333-21399


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Willbros Employees' 401(k) Investment Plan
                   2431 East 61st Street, Suite 700
                        Tulsa, Oklahoma  74136









B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Willbros Group, Inc.
                        Dresdner Bank Building
                        50th Street, 8th Floor
                           P. O. Box 850048
                     Panama 5, Republic of Panama
                    Telephone No.: (50-7) 263-9282




================================================================================

                               SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Willbros Employees' 401(k) Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                WILLBROS EMPLOYEES' 401(k)
                                     INVESTMENT PLAN



Date: June 29, 1998             By:       /s/ Melvin F. Spreitzer
                                   ------------------------------------

                                   Melvin F. Spreitzer
                                   Retirement Plans Committee

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                               INDEX TO
                               --------

            FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
            -----------------------------------------------


                                                                       Page
                                                                       ----

Independent Auditors' Report                                             4
----------------------------

Financial Statements:
---------------------

    Statements of Net Assets Available for Plan Benefits                 5

    Statements of Changes in Net Assets Available for Plan Benefits      6

    Notes to Financial Statements                                      7-14


Supplemental Schedules
----------------------

Appendix I - Item 27a - Schedule of Assets Held for Investment
    Purposes                                                           15

Appendix II - Item 27d - Schedule of Reportable Transactions           16



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                     Independent Auditors' Report



The Retirement Plans Committee
Willbros Employees' 401(k) Investment Plan:

       We have audited the accompanying statements of net assets available for plan benefits of Willbros Employees' 401(k) Investment Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       As described in Note 6, the Plan merged with the investment plan of an affiliated entity effective March 1, 1997. Accordingly, the net assets available for Plan benefits were transferred from the affiliated plan.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   KPMG PEAT MARWICK LLP




Tulsa, Oklahoma
June 22, 1998

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      December 31, 1997 and 1996

                                                    1997           1996
                                                ------------    ------------
  Investments, at fair value:
     Specifically Directed Investment Fund      $  7,109,564    $  6,028,589
     The Janus Fund's Equity Option                2,745,488         568,682
     Voyageur Asset Management Intermediate
      Bond Fund                                      582,817         326,415
     American Performance Cash Management
      Fund                                           682,104         139,492
     Miller, Anderson & Sherrerd Balanced Fund     3,224,215         833,375
     Westcore Midco Growth Fund Institutional      1,587,644         404,572
     Warburg, Pincus International Equity Fund       824,400         147,300
     Federated Capital Preservation Fund             173,557               -
     Company Stock Fund                              528,572               -
     Participant Loan Fund                           588,603         163,460
                                                ------------    ------------
                                                  18,046,964       8,611,885

  Accrued investment income                           11,378           8,510

  Cash                                                34,661          29,159
                                                ------------    ------------
     Net assets available for plan benefits     $ 18,093,003    $  8,649,554
                                                ============    ============

              See accompanying notes to financial statements.

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                Years ended December 31, 1997 and 1996

                                                     1997           1996
                                                ------------    ------------

Additions to net assets attributed to:
     Investment income:
       Net appreciation (depreciation) in
        fair value of investments               $   (343,842)   $    260,006
       Dividends                                   1,483,146         402,688
       Interest                                      181,932         116,019
                                                ------------     -----------
                                                   1,321,236         778,713

     Transfer  of assets from another plan         5,823,405               -

     Contributions:
       Employer                                      689,194         181,202
       Participants                                1,736,645         436,798
                                                ------------    ------------
                                                   2,425,839         618,000
                                                ------------    ------------
       Total additions                             9,570,480       1,396,713

Deductions from net assets attributed to:
     Benefits paid to participants                   115,988         277,584
     Forfeitures                                       6,088           1,928
     Transfer of assets to another plan                    -           2,460
     Trustee and other fees                            4,955          11,340
                                                ------------    ------------
       Total deductions                              127,031         293,312
                                                ------------    ------------

       Net  increase                               9,443,449       1,103,401

Net assets available for plan benefits:
     Beginning of year                             8,649,554       7,546,153
                                                ------------    ------------
     End of year                                $ 18,093,003    $  8,649,554
                                                ============    ============

              See accompanying notes to financial statements.

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                     NOTES TO FINANCIAL STATEMENTS

1.   Description of Plan

  The following description of the Willbros Employees' 401(k)
Investment Plan (the "Plan"), formerly the Willbros USA, Inc.
Employees' Investment Plan, provides only general information.
Participants should refer to the Plan documents for a more complete description of the Plan's provisions. Also, see Note 6 regarding the Plan merger at March 1, 1997.

  General - The Plan is a defined contribution plan covering all Tulsa office full-time employees of Willbros USA, Inc., all Tulsa office full-time employees of Willbros Engineers, Inc., and all salaried employees of Willbros Energy Services Company (collectively the "Company") who have one year of eligible service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  Contributions - Participants may contribute, by payroll deductions, from 1% to 20% of their compensation to the Plan and allocate these amounts as deferred or taxable contributions. The Company may contribute an amount equal to 100% of each participant's contribution up to a maximum of 5% of their compensation. For the years ended December 31, 1997 and 1996, the Company was contributing up to 4% of participant's compensation in cash, or beginning in 1997, if the participant so elected, up to 5% of compensation in Willbros Group, Inc. common stock.

  Participant Accounts - Each participant's accounts are credited with the participant's contributions and the Company contributions. At each valuation date, participants' accounts for each investment option are credited with their share of the net income and gains and charged with losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Under certain circumstances transfers of balances between plans may be made.

  Vesting - Participants are immediately vested in their voluntary contribution account and their salary reduction account plus actual earnings thereon. Vesting in the Company contribution account is based on years of service earned as follows: 3 years - 50%; 4 years
- 75%; and 5 years - 100%.

  Forfeitures - The portion of a participant's employer contribution that is forfeited because of termination of employment before full vesting is applied to reduce the Company's future contributions.

  Payment of Plan Benefits - On termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their accounts, or, if vested plan benefits exceed $3,500, defer distribution until age 70 is reached or death occurs.

  Participants who are age 55 may also withdraw their salary reduction accounts. Hardship withdrawals from salary reduction accounts before age 59-1/2 are also permitted under certain circumstances.

  Participant Loans - Participants may borrow from the Plan pursuant to Section 408(b)(1) of ERISA. Loans to a participant may not exceed the lesser of 50% of the present value of the nonforfeitable accrued benefit of the participant, the balance of the participant's voluntary and salary reduction contribution accounts plus the vested portion of his or her Company contribution account, or $50,000. The minimum loan is $1,000.

  Loans are stated at cost which approximates fair value.

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                     NOTES TO FINANCIAL STATEMENTS

1.   Description of Plan (Continued)

  Investment Options - Participants may direct investment of their funds to one or more of the following investment options:
       Option A:Specifically Directed Investment Fund,

       Option B:The Janus Fund's Equity Option,

       Option C:Pacific Investment Management Company Total Return Fund (1997),

       Option C:Voyageur Asset Management Intermediate Bond Fund (1996),

       Option D:American Performance Cash Management Fund,

       Option E:Miller, Anderson & Sherrerd Balanced Fund,

       Option F:Westcore Midco Growth Fund Institutional,

       Option G:Warburg, Pincus International Equity Fund,

       Option H:Federal Capital Preservation Fund,

       Option I:Willbros Group, Inc. Common Stock.


2.   Summary of Significant Accounting Policies

  Basis of Presentation - The accompanying financial statements of the Plan have been prepared on an accrual basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

  Administrative Expenses - Administrative expenses of the Plan
(except transaction fees for Option A participants and wire fees for sales of Option B) are paid by the Company.

  Net Assets Available for Plan Benefits - Net assets available for plan benefits include benefits payable to current participants and those who have withdrawn from the Plan. There were no benefits payable at December 31, 1997 and 1996. The annual information return filed with the Internal Revenue Service (Form 5500) requires these amounts to be stated as a liability and a distribution.

  Investments - Investments are held in pooled trust funds and mutual funds and are stated at the Plan's proportionate share of the fair value of the holdings of the pooled trust funds. If available, quoted market prices are used to value investments in mutual funds and other securities. The difference between the current value and the historical cost is reflected as net appreciation and depreciation. Purchases and sales of investments are recorded on a trade date basis, except as explained in Note 5.


3.   Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


4.   Tax Status

  The Plan was established January 1, 1976 under the provisions of ERISA. The Internal Revenue Service has determined that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and that the Plan is exempt from federal income taxes under
Section 501(a) which provides that earned income is taxable only upon distribution thereof. A favorable determination letter covering the Plan has been received from the Internal Revenue Service.

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                     NOTES TO FINANCIAL STATEMENTS

5.   Investments

  The Plan's investments and cash are held by BancOklahoma Trust Company and administered under a trust agreement with the Company. The trustee has full discretionary authority for purchase and sale of investments not specifically directed by participants within the approved Plan options; however, the Retirement Plans Committee for the Plan retains the right to change the options available to participants.

  The Trustee has certified as to the completeness and accuracy of the investments in total, by fund option, and individually for each participant in the specifically directed investment fund. The following table presents the fair values of investments at December 31, 1997 and 1996. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                             1997
                                                ----------------------------
                                                No. of Shares/
                                              Loans or Principal     Fair
                                                 Amount ($)         Value
                                                ------------    ------------

  Specifically Directed Investment Fund:
     Others                                              N/A    $  7,109,564
  The Janus Fund's Equity Option                     110,261       2,745,488
  Voyageur Asset Management Intermediate
   Bond Fund                                               -               -
  Pacific Investment Management Company
   Total Return Fund                                  54,983         582,817
  American Performance Cash
   Management Fund                              $    682,104         682,104
  Miller, Anderson & Sherrerd Balanced
   Fund                                              242,970       3,224,215
  Westcore Midco Growth Fund Institutional            80,755       1,587,644
  Warburg, Pincus International Equity Fund           48,466         824,400
  Federated Capital Preservation Fund                 17,356         173,557
  Company Stock Fund                                  32,796         528,572
  Participant Loan Fund                                  112         588,603
                                                                ------------
                                                                $ 18,046,964
                                                                ============






--C O N T I N U E D--
                                                            1996
                                                ----------------------------
                                                 No. of Shares/
                                               Loans or Principal     Fair
                                                 Amount ($)          Value
                                                ------------    ------------
  Specifically Directed Investment Fund:
     Others                                              N/A    $  6,028,589
  The Janus Fund's Equity Option                      23,259         568,682
  Voyageur Asset Management Intermediate
   Bond Fund                                          31,568         326,415
  Pacific Investment Management Company
   Total Return Fund                                       -               -
  American Performance Cash
   Management Fund                              $    139,492         139,492
  Miller, Anderson & Sherrerd Balanced
   Fund                                               64,254         833,375
  Westcore Midco Growth Fund Institutional            20,168         404,572
  Warburg, Pincus International Equity Fund            7,068         147,300
  Federated Capital Preservation Fund                      -               -
  Company Stock Fund                                       -               -
  Participant Loan Fund                                   30         163,460
                                                                ------------
                                                                $  8,611,885
                                                                ============


  The following schedule presents the net appreciation (depreciation) in fair value for each investment option for the years ended December 31, 1997 and 1996:

                                                    1997            1996
                                                ------------    ------------

     Specifically Directed Investment Fund      $    430,997    $    243,084
     The Janus Fund's Equity Option                  288,174          18,122
     Pacific Investment Management Company
      Total Return Fund/Voyageur Asset
      Management Intermediate Bond Fund                8,529         (12,601)
     Miller, Anderson & Sherrerd Balanced Fund       (44,220)            370
     Westcore Midco Growth Fund Institutional       (710,557)          2,424
     Warburg, Pincus International Equity Fund      (349,858)          8,607
     Federated Capital Preservation Fund                 (12)              -
     Company Stock Fund                               33,105               -
                                                ------------    ------------
                                                $   (343,842)   $    260,006
                                                ============    ============

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                     NOTES TO FINANCIAL STATEMENTS

5.   Investments (Continued)

  The following schedule presents investments held by option at December 31, 1997:

                                                   Option
                                --------------------------------------------
                                      A               B               C
                                ------------    ------------    ------------
1997
----
Investments, at fair value:
  Specifically Directed
   Investment Fund              $  7,109,564    $          -    $          -
  The Janus Fund's Equity Option           -       2,745,488               -
  Pacific Investment Management
   Company Total Return Fund               -               -         582,817
  American Performance Cash
   Management Fund                         -               -               -
  Miller, Anderson & Sherrerd
   Balanced Fund                           -               -               -
  Westcore Midco Growth Fund
   Institutional                           -               -               -
  Warburg, Pincus International
   Equity Fund                             -               -               -
  Federated Capital Preservation Fund      -               -               -
  Company Stock Fund                       -               -               -
  Participant Loan Fund                    -               -               -
                                ------------    ------------    ------------
       Total Investments        $  7,109,564    $  2,745,488    $    582,817
                                ============    ============    ============






--C O N T I N U E D--
                                                   Option
                                --------------------------------------------
                                      D               E               F
                                ------------    ------------    ------------
1997
----
Investments, at fair value:
  Specifically Directed
   Investment Fund              $          -    $          -    $          -
  The Janus Fund's Equity Option           -               -               -
  Pacific Investment Management
   Company Total Return Fund               -               -               -
  American Performance Cash
   Management Fund                   682,104               -               -
  Miller, Anderson & Sherrerd
   Balanced Fund                           -       3,224,215               -
  Westcore Midco Growth Fund
   Institutional                           -               -       1,587,644
  Warburg, Pincus International
   Equity Fund                             -               -               -
  Federated Capital Preservation Fund      -               -               -
  Company Stock Fund                       -               -               -
  Participant Loan Fund                    -               -               -
                                ------------    ------------    ------------
       Total Investments        $    682,104    $  3,224,215    $  1,587,644
                                ============    ============    ============






--C O N T I N U E D--

                                                   Option
                                --------------------------------------------
                                      G               H               I
                                ------------    ------------    ------------
1997
----
Investments, at fair value:
  Specifically Directed
   Investment Fund              $          -    $          -    $          -
  The Janus Fund's Equity Option           -               -               -
  Pacific Investment Management
   Company Total Return Fund               -               -               -
  American Performance Cash
   Management Fund                         -               -               -
  Miller, Anderson & Sherrerd
   Balanced Fund                           -               -               -
  Westcore Midco Growth Fund
   Institutional                           -               -               -
  Warburg, Pincus International
   Equity Fund                       824,400               -               -
  Federated Capital Preservation Fund      -         173,557               -
  Company Stock Fund                       -               -         528,572
  Participant Loan Fund                    -               -               -
                                ------------    ------------    ------------
       Total Investments        $    824,400    $    173,557    $    528,572
                                ============    ============    ============






--C O N T I N U E D--

                                                    Loan
                                                    Fund           Total
                                                ------------    ------------
1997
----
Investments, at fair value:
  Specifically Directed
   Investment Fund                              $          -    $  7,109,564
  The Janus Fund's Equity Option                           -       2,745,488
  Pacific Investment Management
   Company Total Return Fund                               -         582,817
  American Performance Cash
   Management Fund                                         -         682,104
  Miller, Anderson & Sherrerd
   Balanced Fund                                           -       3,224,215
  Westcore Midco Growth Fund
   Institutional                                           -       1,587,644
  Warburg, Pincus International
   Equity Fund                                             -         824,400
  Federated Capital Preservation Fund                      -         173,557
  Company Stock Fund                                       -         528,572
  Participant Loan Fund                              588,603         588,603
                                                ------------    ------------
       Total Investments                        $    588,603    $ 18,046,964
                                                ============    ============

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                     NOTES TO FINANCIAL STATEMENTS

5.   Investments (Continued)

  The following schedule presents investments held by option at December 31, 1996:

                                                   Option
                                --------------------------------------------
                                      A               B               C
                                ------------    ------------    ------------
1996
----
Investments, at fair value:
  Specifically Directed
   Investment Fund              $  6,028,589    $          -    $          -
  The Janus Fund's Equity Option           -         568,682               -
  Voyageur Asset Management
   Intermediate Bond Fund                  -               -         326,415
  American Performance Cash
   Management Fund                         -          15,900             468
  Miller, Anderson & Sherrerd
   Balanced Fund                           -               -               -
  Westcore Midco Growth Fund
   Institutional                           -               -               -
  Warburg, Pincus International
   Equity Fund                             -               -               -
  Participant Loan Fund                    -               -               -

                                ------------    ------------    ------------

       Total Investments        $  6,028,589    $    584,582    $    326,883
                                ============    ============    ============






--C O N T I N U E D--

                                                   Option
                                --------------------------------------------
                                      D               E               F
                                ------------    ------------    ------------
1996
----
Investments, at fair value:
  Specifically Directed
   Investment Fund              $          -    $          -    $          -
  The Janus Fund's Equity Option           -               -               -
  Voyageur Asset Management
   Intermediate Bond Fund                  -               -               -
  American Performance Cash
   Management Fund                   114,607           3,075           1,361
  Miller, Anderson & Sherrerd
   Balanced Fund                           -         833,375               -
  Westcore Midco Growth Fund
   Institutional                           -               -         404,572
  Warburg, Pincus International
   Equity Fund                             -               -               -
  Participant Loan Fund                    -               -               -

                                ------------    ------------    ------------

       Total Investments        $    114,607    $    836,450    $    405,933
                                ============    ============    ============






--C O N T I N U E D--

                                                   Option
                                --------------------------------------------
                                     G                H               I
                                ------------    ------------    ------------
1996
----
Investments, at fair value:
  Specifically Directed
   Investment Fund              $          -    $          -    $          -
  The Janus Fund's Equity Option           -               -               -
  Voyageur Asset Management
   Intermediate Bond Fund                  -               -               -
  American Performance Cash
   Management Fund                       960               -               -
  Miller, Anderson & Sherrerd
   Balanced Fund                           -               -               -
  Westcore Midco Growth Fund
   Institutional                           -               -               -
  Warburg, Pincus International
   Equity Fund                       147,300               -               -
  Participant Loan Fund                    -               -               -
                                ------------    ------------    ------------

       Total Investments        $    148,260    $          -    $          -
                                ============    ============    ============






--C O N T I N U E D--

                                                    Loan
                                                    Fund            Total
                                                ------------    ------------
1996
----
Investments, at fair value:
  Specifically Directed
   Investment Fund                              $          -    $  6,028,589
  The Janus Fund's Equity Option                           -         568,682
  Voyageur Asset Management
   Intermediate Bond Fund                                  -         326,415
  American Performance Cash
   Management Fund                                     3,121         139,492
  Miller, Anderson & Sherrerd
   Balanced Fund                                           -         833,375
  Westcore Midco Growth Fund
   Institutional                                           -         404,572
  Warburg, Pincus International
   Equity Fund                                             -         147,300
  Participant Loan Fund                              163,460         163,460
                                                ------------    ------------

       Total Investments                        $    166,581    $  8,611,885
                                                ============    ============

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                     NOTES TO FINANCIAL STATEMENTS

5.   Investments (Continued)

  The following schedule presents the changes in net assets available for plan benefits by investment option for the year ended December 31, 1996.

                                                  Option
                                --------------------------------------------
                                     A               B               C
                                ------------    ------------    ------------
Net assets available for
 plan benefits as of
 December 31, 1995              $  5,338,565    $    362,505    $    337,201

Investment income:
  Net appreciation
   (depreciation) in fair
   value of investments              243,084          18,122         (12,601)
  Dividends                          205,076          19,513               -
  Interest                            76,358             430          18,517
Employer contributions                68,314          26,645           6,584
Trustee and other fees               (11,340)              -               -
Participant contributions            249,825          41,425           8,233
Benefits paid to participants       (153,137)        (22,672)         (3,719)
Loans to participants                (46,500)        (12,742)           (251)
Reinvestment of loan payments         66,902          17,620           3,053
Forfeitures                                -            (316)            (78)
Transfers                             14,495         136,663         (29,555)
Transfer of assets to another plan         -               -               -
                                ------------    ------------    ------------
Net assets available for
 plan benefits as of
 December 31, 1996              $  6,051,642    $    587,193    $    327,384
                                ============    ============    ============






--C O N T I N U E D--
                                                   Option
                                --------------------------------------------
                                      D               E              F
                                ------------    ------------    ------------
Net assets available for
 plan benefits as of
 December 31, 1995              $    135,757    $    722,992    $    317,490

Investment income:
  Net appreciation
   (depreciation) in fair
   value of investments                    -             370           2,424
  Dividends                                -         108,381          64,053
  Interest                             5,450             435             215
Employer contributions                 7,207          43,629          17,453
Trustee and other fees                     -               -               -
Participant contributions              9,011          82,102          28,682
Benefits paid to participants         (1,611)        (83,067)         (8,745)
Loans to participants                   (171)        (33,360)         (6,750)
Reinvestment of loan payments             30          30,378          11,881
Forfeitures                             (307)           (706)           (438)
Transfers                            (39,529)        (30,066)        (18,522)
Transfer of assets to another plan         -               -               -
                                ------------    ------------    ------------
Net assets available for
 plan benefits as of
 December 31, 1996              $    115,837    $    841,088    $    407,743
                                ============    ============    ============






--C O N T I N U E D--

                                                   Option
                                --------------------------------------------
                                      G               H              I
                                ------------    ------------    ------------

Net assets available for
 plan benefits as of
 December 31, 1995              $    137,666    $         -     $          -

Investment income:
  Net appreciation
   (depreciation) in fair
   value of investments                8,607               -               -
  Dividends                            5,665               -               -
  Interest                                79               -               -
Employer contributions                11,370               -               -
Trustee and other fees                     -               -               -
Participant contributions             17,450               -               -
Benefits paid to participants         (2,681)              -               -
Loans to participants                 (1,176)              -               -
Reinvestment of loan payments          5,891               -               -
Forfeitures                              (83)              -               -
Transfers                            (33,486)              -               -
Transfer of assets to another plan         -               -               -
                                ------------    ------------    ------------
Net assets available for
 plan benefits as of
 December 31, 1996              $    149,302    $          -    $          -
                                ============    ============    ============






--C O N T I N U E D--

                                                    Loan
                                                    Fund           Total
                                                ------------    ------------
Net assets available for
 plan benefits as of
 December 31, 1995                              $    193,977    $  7,546,153

Investment income:
  Net appreciation
   (depreciation) in fair
   value of investments                                    -         260,006
  Dividends                                                -         402,688
  Interest                                            14,535         116,019
Employer contributions                                     -         181,202
Trustee and other fees                                     -         (11,340)
Participant contributions                                 70         436,798
Benefits paid to participants                         (1,952)       (277,584)
Loans to participants                                100,950               -
Reinvestment of loan payments                       (135,755)              -
Forfeitures                                                -          (1,928)
Transfers                                                  -               -
Transfer of assets to another plan                    (2,460)         (2,460)
                                                ------------    ------------
Net assets available for
 plan benefits as of
 December 31, 1996                              $    169,365    $  8,649,554
                                                ============    ============

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                     NOTES TO FINANCIAL STATEMENTS

5.   Investments (Continued)

  The following schedule presents the changes in net assets available for plan benefits by investment option for the year ended December 31, 1997. These amounts are reported on a trade date basis, except where such information was not available. In those instances, the information is reported on a settlement date basis.

                                                   Option
                                --------------------------------------------
                                      A               B               C
                                ------------    ------------    ------------
Net assets available for
 plan benefits as of
 December 31, 1996              $  6,051,642    $    587,193    $    327,384
Investment income:
  Net appreciation
   (depreciation) in fair
   value of investments              430,997         288,174           8,529
  Dividends                          310,023         157,984               -
  Interest                            58,515               -          43,241
Employer contributions                45,948         146,331          14,180
Trustee and other fees                (1,290)         (4,129)              -
Participant contributions            352,827         399,346          34,728
Benefits paid to participants         (8,475)         (8,982)         (2,571)
Loans to participants                (67,000)        (64,481)         (3,748)
Reinvestment of loan payments         17,744         156,799           6,207
Forfeitures                                -          (2,075)              -
Transfers                            (58,781)       (366,570)        (32,581)
Transfer of assets from another plan       -       1,455,898         187,448
                                ------------    ------------    ------------
Net assets available for
 plan benefits as of
 December 31, 1997              $  7,132,150    $  2,745,488    $    582,817
                                ============    ============    ============






--C O N T I N U E D--
                                                  Option
                                --------------------------------------------
                                     D               E                F
                                ------------    ------------    ------------

Net assets available for
 plan benefits as of
 December 31, 1996              $    115,837    $    841,088    $    407,743
Investment income:
  Net appreciation
   (depreciation) in fair
   value of investments                    -         (44,220)       (710,557)
  Dividends                                -         503,062         139,931
  Interest                            37,256               -               -
Employer contributions                27,215         116,162          88,742
Trustee and other fees                     -             230               -
Participant contributions             99,972         335,776         261,984
Benefits paid to participants              -         (76,338)        (10,922)
Loans to participants               (136,369)        (90,685)        (44,901)
Reinvestment of loan payments         17,304          80,726          55,381
Forfeitures                           (2,654)           (960)              -
Transfers                             62,225        (111,934)        341,439
Transfer of assets from
 another plan                        484,771       1,671,308       1,058,804
                                ------------    ------------    ------------
Net assets available for
 plan benefits as of
 December 31, 1997              $    705,557    $  3,224,215    $  1,587,644
                                ============    ============    ============






--C O N T I N U E D--


                                                   Option
                                --------------------------------------------
                                      G               H               I
                                ------------    ------------    ------------

Net assets available for
 plan benefits as of
 December 31, 1996              $    149,302    $          -    $          -
Investment income:
  Net appreciation
   (depreciation)in fair
   value of investments             (349,858)            (12)         33,105
  Dividends                          366,385           5,761               -
  Interest                                 -               -               -
Employer contributions                45,748           6,004         198,864
Trustee and other fees                   234               -               -
Participant contributions            139,165          35,500          77,347
Benefits paid to participants         (8,700)              -               -
Loans to participants                (25,476)         (1,670)         (6,670)
Reinvestment of loan payments         36,849           5,941          18,797
Forfeitures                              (79)              -            (320)
Transfers                           (163,280)        122,033         207,449
Transfer of assets from
 another plan                        634,110               -               -
                                ------------    ------------    ------------
Net assets available for
 plan benefits as of
 December 31, 1997              $    824,400    $    173,557    $    528,572
                                ============    ============    ============






--C O N T I N U E D--


                                                    Loan
                                                    Fund           Total
                                                ------------    ------------
Net assets available for
 plan benefits as of
 December 31, 1996                              $    169,365    $  8,649,554
Investment income:
  Net appreciation
   (depreciation) in fair
   value of investments                                    -        (343,842)
  Dividends                                                -       1,483,146
  Interest                                            42,920         181,932
Employer contributions                                     -         689,194
Trustee and other fees                                     -          (4,955)
Participant contributions                                  -       1,736,645
Benefits paid to participants                              -        (115,988)
Loans to participants                                441,000               -
Reinvestment of loan payments                       (395,748)              -
Forfeitures                                                -          (6,088)
Transfers                                                  -               -
Transfer of assets from another plan                 331,066       5,823,405
                                                ------------    ------------
Net assets available for
 plan benefits as of
 December 31, 1997                              $    588,603    $ 18,093,003
                                                ============    ============

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                     NOTES TO FINANCIAL STATEMENTS

6.   Plan Merger

  Effective March 1, 1997, the Willbros USA, Inc. Employees'
Investment Plan ("WUSA Plan") was merged with the investment plan of an affiliated company, Willbros Engineers, Inc. Employees' Investment Plan ("WEI Plan"), and the combined plan was renamed Willbros
Employees' 401(k) Investment Plan.

  Also effective March 1, 1997, the Plan added Willbros Group, Inc. common stock as an investment option. In addition, at the participant's option, the Company's matching contribution may be made either in cash or Willbros Group, Inc. common stock. Willbros Group, Inc. is the parent company of Willbros USA, Inc. and Willbros
Engineers, Inc.

  The net assets available for plan benefits that were transferred from the WEI Plan were $5,823,405.

                              APPENDIX I


              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           December 31, 1997


            Identity
               of
             Issuer,
 Party-     Borrower,
   in      Lessor, or          Description
interest    Similar                of                             Current
  (*)        Party             Investment           Cost           Value
  ---      ------------   ------------------    ------------    ------------

      Specifically        Funds invested in
       Directed Invest-    various equity and
       ment Fund           interest-bearing
                           securities at the
                           direction of indi-
                           vidual participants  $  6,615,958    $  7,132,150

      The Janus Fund's    Equity mutual fund
       Equity Option       invested in common
                           stocks                  2,682,527       2,745,488

      Westcore Midco      Aggressive equity
       Growth Fund         fund invested in
       Institutional       mid-cap equity
                           investments             1,538,422       1,587,644

      Warburg, Pincus     Mutual fund invest-
       International       ed in international
       Equity Fund         equity investments        965,688         824,400

*     Pacific Investment  Fixed income mutual fund
       Management Com-     invested in U.S. govern-
       pany Total Return   ment bond, U.S.govern-
       Fund                ment agency and
                           corporate bonds           574,690         582,817

*     American Perform-   Short-term money
       ance Cash Manage-   market fund bearing
       ment Fund           interest                  705,557         705,557

      Miller, Anderson    Pooled fund invested in
       & Sherrerd Balanc-  other various equity
       ed Fund             and interest-bearing
                           pooled funds            3,135,665       3,224,215

      Federal Capital     Mutual fund invested
       Preservation Fund   in guaranteed invest-
                           ment contracts            173,557         173,557

      Company Stock Fund  Unitized fund in
                           Willbros Group, Inc.
                           common stock              501,088         528,572

*     Loans to Partici-   Loans extended to 30
       pants               participants maturing
                           in less than 5 years
                           with interest rates
                           ranging from 6% to
                           9%                        588,603         588,603
                                                ------------    ------------
                                                $ 17,481,755    $ 18,093,003
                                                ============    ============

                              APPENDIX II


              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

             ITEM 27d- SCHEDULE OF REPORTABLE TRANSACTIONS

                     Year ended December 31, 1997



Identity
  of
 Party      Description
Involved        of                  Purchase        Selling          Lease
  (1)         Asset                   Price          Price           Rental
 ----     --------------        ------------    ------------    ------------

       American Performance
        Cash Management Fund    $          -    $    563,692    $          -

       American Performance
        Cash Management Fund         639,535               -               -

       Federated Capital Pre-
        servation Fund             1,014,881               -               -

       Federated Capital Pre-
        servation Fund                     -         853,593               -

       The Janus Equity Fund               -       1,031,103               -

       The Janus Equity Fund       1,510,791               -               -

       Miller, Anderson &
        Sherrerd Balanced
        Fund                       1,948,183               -               -

       Miller, Anderson &
        Sherrerd Balanced
        Fund                               -       1,070,967               -

       Warburg Pincus
        International Equity
        Fund                         437,968               -               -

       Warburg Pincus
        International Equity
        Fund                               -         148,919               -

       Westcore Midco
        Growth Fund
        Institutional                686,460              -                -

       Westcore Midco
        Growth Fund
        Institutional                      -        481,347                -





--C O N T I N U E D--

                                                                  Current
Identity                                                          Value of
   of                            Expenses                         Asset on
 Party      Description          Incurred          Cost            Trans-
Involved        of                 With             of             action
  (1)         Asset             Transaction        Asset            Date
 ----     --------------        ------------    ------------    ------------

       American Performance
        Cash Management Fund    $          -    $    563,692    $    563,692

       American Performance
        Cash Management Fund               -         639,535         639,535

       Federated Capital Pre-
        servation Fund                     -       1,014,881       1,014,881

       Federated Capital Pre-
        servation Fund                     -         853,605         853,593

       The Janus Equity Fund               -         822,705       1,031,103

       The Janus Equity Fund               -       1,510,791       1,510,791

       Miller, Anderson &
        Sherrerd Balanced
        Fund                               -       1,948,183       1,948,183

       Miller, Anderson &
        Sherrerd Balanced
        Fund                               -         904,359       1,070,967

       Warburg Pincus
        International Equity
        Fund                               -         437,968         437,968

       Warburg Pincus
        International Equity
        Fund                               -         135,806         148,919

       Westcore Midco
        Growth Fund
        Institutional                      -         686,460         686,460

       Westcore Midco
        Growth Fund
        Institutional                      -         397,256        481,347






--C O N T I N U E D--


Identity
   of
 Party      Description                   Net
Involved        of                      Gain or
  (1)         Asset                      (Loss)
 -----    --------------              ------------

       American Performance
        Cash Management Fund          $          -

       American Performance
        Cash Management Fund                     -

       Federated Capital Pre-
        servation Fund                           -

       Federated Capital Pre-
        servation Fund                         (12)

       The Janus Equity Fund               208,398

       The Janus Equity Fund                     -

       Miller, Anderson &
        Sherrerd Balanced
        Fund                                     -

       Miller, Anderson &
        Sherrerd Balanced
        Fund                               166,608

       Warburg Pincus
        International Equity
        Fund                                     -

       Warburg Pincus
        International Equity
        Fund                                13,113

       Westcore Midco
        Growth Fund
        Institutional                            -

       Westcore Midco
        Growth Fund
        Institutional                       84,091





(1) All transactions involved BancOklahoma Trust Company, the trustee.

                             EXHIBIT INDEX
                          ------------------




     EXHIBIT
      NUMBER                  EXHIBIT
  -------------             -----------


        23         Independent Auditors' Consent










                                 PAGE 17